EXHIBIT 99.1

Volvo Aero Services and Republic Financial Corporation Develop Strategic Alliance

GOTEBORG, Sweden, April 5, 2005 (PRIMEZONE) -- Volvo Aero Services and Republic Financial Corporation and have announced the purchase of a 737-300 airplane and spare engine from BTM Capital Corporation. The deal is the beginning of a strategic relationship between Republic and Volvo Aero Services in the quest for similar transactions. Volvo Aero Leasing is providing the funding for the purchase. The airplane and engine are currently on lease to Delta Air Lines for the next one and a half years.

"This is a perfect example of Republic's strategy to align itself with a leader in the aviation industry to seek out mutually beneficial transactions," said Paul Mason, president, Aviation & Portfolio for Republic. "We fully intend for this to be the first of many transactions in the years to come."

"We see this as the beginning of a strategic partnership," said Claes Malmros, president & CEO of Volvo Aero Services. ``Republic's expertise is finding value-added transactions for all types of assets. Our expertise is in managing the assets to maximize value. Together we can create a great business relationship."

Republic will handle the leasing of the aircraft and engine while Volvo Aero Services, the largest independent airframe and engine parts distributor in the world, will manage the teardown and overhaul, with eventual disposition of the aircraft and its parts managed jointly.

Republic Financial Corporation, located in Aurora, Colorado, is a privately held investment company, founded in 1971 and has achieved commercial success by structuring creative financial solutions and employing intensive due diligence and asset management to generate exceptional returns.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero Services
         Claes Malmros
         +1 561 306 3237

         Republic Financial Corporation,
         Tom Henley
         +1 303-923-2584